Exhibit 5.1

Facsimile: 202.887.0763	los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. beijing, shanghai, hong kong, singapore
2000 Pennsylvania Ave., NW Washington, D.C. 20006-1888 Telephone: 202.887.1500 Facsimile: 202.887.0763 www.mofo.com morrison & foerster llp

beijing, berlin, boston,

brussels, denver, hong kong,

london, los angeles, new york,

northern virginia, palo alto,

san diego, san francisco, shanghai,

singapore, tokyo, washington, d.c.

los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. beijing, shanghai, hong kong

December 14, 2020

Board of Directors

UDR, Inc.

1745 Shea Center Drive, Suite 200

Highlands Ranch, Colorado 80129

Re:	UDR, Inc. - $350,000,000 1.900% Medium-Term Notes due 2033

Ladies and Gentlemen:

We have acted as counsel to UDR, Inc., a Maryland corporation (the “Company”), in connection with the issuance and sale by the Company of $350,000,000 aggregate principal amount of the Company’s 1.900% Medium-Term Notes, Series A, due 2033 (the “Notes”) issued pursuant to the Third Amended and Restated Distribution Agreement, dated September 1, 2011, as amended July 29, 2014, April 27, 2017 and May 7, 2020, among the Company, United Dominion Realty, L.P., a Delaware limited partnership (the “Operating Partnership”), as guarantor, and BofA Securities, Inc., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Jefferies LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, Regions Securities LLC, RBC Capital Markets, LLC, Samuel A. Ramirez & Company, Inc., Truist Securities, Inc. (as successor in interest to SunTrust Robinson Humphrey, Inc.), TD Securities (USA) LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC (the “Distribution Agreement”). The Notes have been issued pursuant to an Indenture dated as of November 1, 1995 (the “Senior Indenture”), between the Company (successor by merger to United Dominion Realty Trust, Inc., a Virginia Corporation) and U.S. Bank National Association (successor trustee to Wachovia Bank, National Association, formerly known as First Union National Bank of Virginia), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of May 3, 2011, among the Company, the Operating Partnership and the Trustee (the “First Supplemental Indenture”, and together with the Senior Indenture, the “Indenture”). The payment of principal and interest on the Notes will be fully and unconditionally guaranteed by the Operating Partnership pursuant to the Guaranty of the Operating Partnership with respect to the Senior Indenture, dated as of September 30, 2010 (the “Guarantee”).

The Company filed a Registration Statement on Form S-3 (File No. 333-236846) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the proposed offer and sale of an unspecified amount of certain types of the Company’s securities, including the Notes and the Guarantee.

Board of Directors

UDR, Inc.

December 14, 2020

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Articles Supplementary of the Company; (ii) Articles of Restatement of the Company, as amended through the date hereof; (iii) the Amended and Restated Bylaws of the Company, as amended through the date hereof; (iv) certain resolutions of the board of directors of the Company, relating to the issuance, sale and registration of the Notes; and (v) specimens of the Notes. In addition, we have examined originals or copies, certified or otherwise identified to our satisfaction, of certain other corporate records, documents, instruments and certificates of public officials and of the Company, and we have made such inquiries of officers of the Company and public officials and considered such questions of law as we have deemed necessary for purposes of rendering the opinions set forth herein.

The opinions hereinafter expressed are subject to the following qualifications and exceptions:

(i)	the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination;

(ii)	limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of the Indenture, the Notes or the Guarantee, and the effect of judicial decisions which have held that certain provisions are unenforceable where their enforcement would violate the implied covenant of good faith and fair dealing, or would be commercially unreasonable, or where their breach is not material; and

(iii)	our opinion is based upon current statutes, rules, regulations, cases and official interpretive opinions, and it covers certain items that are not directly or definitively addressed by such authorities.

In connection with this opinion, we have assumed the genuineness of all signatures and the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies. In making our examination of documents executed by parties other than the Company and the Operating Partnership, we have assumed that each other party has the power and authority to execute and deliver, and to perform and observe the provisions of, such documents and has duly authorized, executed and delivered such documents, and that such documents constitute the legal, valid and binding obligations of each such party. We also have assumed the integrity and completeness of the minute books of the Company presented to us for examination. With respect to certain factual matters, we have relied upon certificates of officers of the Company.

Based upon, subject to and limited by the foregoing, we are of the opinion that:

(1)	The Notes have been duly authorized for issuance, offer and sale pursuant to the Distribution Agreement and, when executed and delivered by the Company and duly authenticated by the Trustee in accordance with the Indenture, and issued and delivered pursuant to the provisions of the Distribution Agreement and the Indenture against payment of consideration therefor, will constitute legal, valid and binding obligations of the Company entitled to the benefits provided by the Indenture, enforceable in accordance with their terms.

Board of Directors

UDR, Inc.

December 14, 2020

(2)	The Guarantee has been duly authorized by the Operating Partnership and, when the Notes are executed, issued and authenticated in the manner provided for in the Indenture and delivered and paid for in accordance with the terms of the Distribution Agreement, will constitute a valid and binding obligation of the Operating Partnership, enforceable against the Operating Partnership in accordance with its terms.

We do not express any opinion herein concerning any law other than the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing), and the federal laws of the United States of America as in effect on the date hereof.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K to be filed with the Commission on or about December 14, 2020, which will be incorporated by reference in the Registration Statement, and to reference to us under the caption “Legal Matters” in the Prospectus, which is a part of the Registration Statement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Morrison & Foerster LLP

Morrison & Foerster LLP